Exhibit 99.8

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Dear Stockholder:

We are pleased to announce that we are commencing a rights offering.  In a rights offering, each stockholder is given the right to purchase additional shares of common stock based upon the number of shares already owned.

In our rights offering, you will have the right to purchase one share of our Class A common stock for every one share of our common stock that you owned as of 5:00 p.m., Eastern Time, on  ___, 2013.

The purchase price for our Class A common shares is fixed at $1.20 which represents a discount of 19% when compared to our tangible common book value as of June 30, 2012.  These rights are nontransferable and will expire if not exercised.  You may also subscribe for additional shares of Class A common stock beyond your allotment, which you may receive if a sufficient number of other stockholders fail to exercise their subscription rights and we accept your subscription.

We are conducting the offering to fund the purchase of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “TARP Shares”) and to increase our capital and liqidity at the holiday company level.

We are pleased to enclose a prospectus and other relevant documents describing the rights offering in greater detail, including key deadlines and subscription procedures.  You should carefully read the entire prospectus before making an investment decision.  Please do not hesitate to call me or _________ at 610-___-____ should you have any questions.

Sincerely,

F. Kevin Tylus
President and Chief Executive Officer

Enclosures